Exhibit 99.1

INTEGRATED PAPER RECYCLERS, LLC

FINANCIAL STATEMENTS

APRIL 30, 2007, 2006 AND 2005

INTEGRATED PAPER RECYCLERS, LLC

FEELEY & DRISCOLL, P.C.

Certified Public Accountants/Business Consultants

The Members

Integrated Paper Recyclers, LLC

Woburn, Massachusetts

Independent Auditors’ Report

We have audited the accompanying balance sheets of Integrated Paper Recyclers, LLC as of April 30, 2007, 2006 and 2005 and the related statements of income and members’ equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Integrated Paper Recyclers, LLC. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Paper Recyclers, LLC as of April 30, 2007, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

July 17, 2007

200 Portland Street, Boston, Massachusetts 02114-1709 • (617) 742-7788

154 Broad Street, P.O. Box 3158, Nashua, New Hampshire 03061-3158 • (603) 889-0444

Telefax: (617) 742-0210

www.fdcpa.com

INTEGRATED PAPER RECYCLERS, LLC

Balance Sheets

April 30, 2007, 2006 and 2005

Assets

	2007	2006	2005
Current assets:
Cash and cash equivalents	$352,489	$730,195	$765,279
Accounts receivable	523,764	532,411	489,215
Inventory	40,365	42,557	37,533
Prepaid expenses and other current assets	97,946	84,392	83,075

Total current assets	1,014,564	1,389,555	1,375,102

Property and equipment:
Equipment	2,748,870	1,977,707	1,301,639
Motor vehicles	2,381,948	2,114,585	1,306,800
Leasehold improvements	103,195	74,498	74,498
Office equipment	27,617	22,140	9,892

	5,261,630	4,188,930	2,692,829
Less accumulated depreciation	2,708,041	1,974,483	1,356,888

	2,553,589	2,214,447	1,335,941

Other assets -
Deposits	867,666	276,242	399,857

Total assets	$4,435,819	$3,880,244	$3,110,900

See accompanying notes.

INTEGRATED PAPER RECYCLERS, LLC

Balance Sheets - Continued

April 30, 2007, 2006 and 2005

Liabilities and Members’ Equity

	2007	2006	2005
Current liabilities:
Current maturities of long-term debt	$310,345	$207,924	$116,877
Accounts payable	346,591	193,576	207,079
Note payable, member	—	480,531	500,000
Accrued expenses:
Distributions	500,000	—	—
Other	83,319	132,752	91,532

Total current liabilities	1,240,255	1,014,783	915,488

Long-term debt, less current maturities	191,130	327,643	11,399

Members’ equity	3,004,434	2,537,818	2,184,013

Total liabilities and members’ equity	$4,435,819	$3,880,244	$3,110,900

See accompanying notes.

INTEGRATED PAPER RECYCLERS, LLC

Statements of Income and Members’ Equity

For the years ended April 30, 2007, 2006 and 2005

	2007	2006	2005
Revenues	$6,797,659	$6,638,995	$6,063,088
Cost of revenues	5,466,836	4,930,866	4,077,797

Gross profit	1,330,823	1,708,129	1,985,291
Selling, general and administrative expense	317,958	308,326	290,186

Operating income	1,012,865	1,399,803	1,695,105
Interest expense	46,049	45,605	28,340

Income before state income taxes	966,816	1,354,198	1,666,765
State income taxes	200	393	200

Net income	966,616	1,353,805	1,666,565
Members’ equity at beginning of year	2,537,818	2,184,013	2,233,765
Distributions to members	(500,000)	(1,000,000)	(1,716,317)

Members’ equity at end of year	$3,004,434	$2,537,818	$2,184,013

See accompanying notes.

INTEGRATED PAPER RECYCLERS, LLC

Statements of Cash Flows

For the years ended April 30, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities:
Net income	$966,616	$1,353,805	$1,666,565
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	733,558	617,595	470,383
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	8,647	(43,196)	459,611
(Increase) decrease in prepaid expenses and other current assets	(13,554)	(1,317)	14,354
(Increase) decrease in inventory	2,192	(5,024)	(2,571)
Increase (decrease) in accounts payable	153,015	(13,503)	81,067
Increase (decrease) in accrued expenses	(49,433)	41,220	21,077

Net cash provided by operating activities	1,801,041	1,949,580	2,710,486

Cash flows from investing activities:
Deposits (paid) refunded	(591,424)	123,615	(363,957)
Purchases of property and equipment	(812,346)	(772,630)	(486,878)

Net cash used in investing activities	(1,403,770)	(649,015)	(850,835)

Cash flows from financing activities:
Principal payments on long-term debt	(294,446)	(316,180)	(429,384)
Issuance of note payable, member	—	480,531	500,000
Principal payments on note payable, member	(480,531)	(500,000)	—
Distributions to members	—	(1,000,000)	(1,716,317)

Net cash used in financing activities	(774,977)	(1,335,649)	(1,645,701)

Net increase (decrease) in cash and cash equivalents	(377,706)	(35,084)	213,950

Cash and cash equivalents at beginning of year	730,195	765,279	551,329

Cash and cash equivalents at end of year	$352,489	$730,195	$765,279

See accompanying notes.

INTEGRATED PAPER RECYCLERS, LLC

Statements of Cash Flows

For the years ended April 30, 2007, 2006 and 2005

	2007	2006	2005
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$200	$393	$200

Interest	$46,049	$45,605	$28,340

Supplemental disclosures of non-cash transactions:

The Company financed the purchases of equipment for $260,354, $723,471, and $67,440 during the years ended April 30, 2007, 2006 and 2005, respectively.

During the year ended April 30, 2007, the Company accrued distributions to the members of $500,000.

See accompanying notes.

INTEGRATED PAPER RECYCLERS, LLC

Notes to Financial Statements

April 30, 2007, 2006 and 2005

Note 1 - Nature of Business

Integrated Paper Recyclers, LLC (the Company) collects and delivers loose and baled paper under collection contracts in the New England region. The Company also sorts and bales recovered paper, plastic, cans and glass at their facility for re-sale.

Note 2 - Significant Accounting Policies

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below:

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes revenues under the accrual method of accounting. Under contract agreements, as paper collections are completed, the Company recognizes revenues when the customer is billed. Additionally, on sales of recycled materials, the Company recognizes revenues when the product has been delivered to the customer and the Company has billed the customer for the materials.

Allowance for Doubtful Accounts - The Company provides an allowance for doubtful accounts equal to estimated bad debt losses. The estimated losses are based on historical collection experience together with a review of the current status of the existing receivables. No allowance was deemed necessary for the years ended April 30 2007, 2006 and 2005.

Inventory - Inventory consists of recyclable materials and is accounted for at the lower of cost or market.

Property and Equipment - Property and equipment are stated at cost. Major renewals, additions and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred.

Depreciation - Depreciation is computed using primarily straight-line methods over the estimated useful lives of the related assets as follows:

Assets	Life in Years
Equipment	5-10
Motor vehicles	5
Leasehold improvements	15-39
Office equipment	5

INTEGRATED PAPER RECYCLERS, LLC

Notes to Financial Statements - Continued

April 30, 2007, 2006 and 2005

Note 2 - Significant Accounting Policies - Continued

Income Taxes - The Company has elected to be taxed as a partnership. As such, corporate income, losses and credits are passed through to the members. The Company accrues distributions to the members to reflect the increase in tax liabilities related to corporate income included on the members’ tax returns.

Advertising - Advertising costs are expensed in the year incurred. Advertising expense was $-0-, $2,395 and $ 1,940 for the years ended April 30, 2007, 2006 and 2005, respectively.

Note 3 - Cash and Cash Equivalents

The Company considers its holdings to be cash equivalents if the instruments mature within ninety (90) days from the date of acquisition and have no penalty for early withdrawal. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company’s uninsured bank balances totaled $352,133, $726,310 and $693,287 for the years ended April 30, 2007, 2006 and 2005, respectively.

Note 4 - Note Payable, Line of Credit

The Company has a $500,000 revolving note payable, line of credit that automatically renews annually without a stated expiration date. The note payable, line of credit is secured by substantially all business assets of the Company and is personally guaranteed by a member of the LLC. The note payable, line of credit bears interest at the bank’s prime rate plus one percent (1.00%). At April 30, 2007, 2006 and 2005 there were no outstanding borrowings on the note payable, line of credit.

Note 5 - Long-term Debt

The following is a summary of long-term debt at April 30:

	2007	2006	2005
Notes payable, finance companies, with monthly payments from $1,356 to $10,366 including interest payments at rates ranging from 0% to 9.9% through June 2009. The notes are collateralized by the related equipment.	$501,475	$535,567	$128,276
Less current maturities	310,345	207,924	116,877

	$191,130	$327,643	$ 11,399

INTEGRATED PAPER RECYCLERS, LLC

Notes to Financial Statements

April 30, 2007, 2006 and 2005

Note 5 - Long-term Debt - Continued

Aggregate maturities of long-term debt are as follows for the years ending April 30:

2008	$310,345
2009	184,296
2010	6,834

$501,475

Note 6 - Related Party Transactions and Commitments

The Company receives administrative support from an affiliate through common ownership. During the years ended April 30, 2007, 2006 and 2005, the Company paid the affiliate a management fee of $132,000 each year as well as additional general and administrative expenses of $83,991, $75,425, and $70,839, respectively.

The Company rents an operating facility under an operating lease from a related party through common ownership. The operating lease calls for monthly payments of $8,266 through October 1, 2007. The Company incurred lease expense of $93,917, $67,539 and $67,539 to the related party for the years ended April 30, 2007, 2006, and 2005, respectively.

Minimum future rental payments under the operating lease are as follows for the year ended April 30:

2007	$41,330

The Company derived revenues of $5,074,942, $4,830,333, and $4,570,235 for the years ended April 30, 2007, 2006 and 2005, respectively, through transactions with an affiliate through common ownership. The Company had accounts receivable from the related party of $361,845, $328,767 and $302,249 at April 30, 2007, 2006 and 2005, respectively.

The Company rents office space as a tenant at will from a relative of a member. Rent expense to the related party was $3,600 for the years ended April 30, 2007, 2006 and 2005, respectively.

The Company had notes payable, member of $480,531 and $500,000 at April 30, 2006 and 2005, respectively. The notes payable, member accrued interest at six percent (6%) and were repaid in fiscal years 2007 and 2006, respectively.

The Company has collection agreements with seven (7) towns. The agreements call for the Company to purchase recyclable material based on a stated formula. The agreements expire at various dates from April 2008 to April 2010.

INTEGRATED PAPER RECYCLERS, LLC

Notes to Financial Statements - Continued

April 30, 2007, 2006 and 2005

Note 7 - Income Taxes

The Company accrues distributions to the members to cover the federal and state income taxes which must be paid by the members on their income tax returns resulting from corporate taxable income included on their income tax returns. The total distributions accrued at April 30, 2007 were $500,000. No distributions were accrued at April 30, 2006 and 2005.

Note 8 - Concentrations

Transactions with two (2) customers accounted for approximately ninety-four percent (94%), ninety-six percent (96%), and ninety-six percent (96%) of the Company’s revenues for the years ended April 30, 2007, 2006 and 2005, respectively.

Two (2) customers accounted for approximately eighty-four percent (84%), eighty-nine percent (89%), and eighty-seven percent (87%) of the Company’s accounts receivable for the years ended April 30, 2007, 2006 and 2005, respectively.

Note 9 - Subsequent Event

Subsequent to April 30, 2007, the Company entered into a contract with a municipality for weekly recycling pick-up for three (3) years. As a requirement under the contract, the Company secured a performance bond.